Exhibit 99.1

BRAGG GAMING GROUP INC.

100 King Street West, Suite 3400
Toronto, Ontario M5X 1A4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of Bragg Gaming Group Inc. (the "Corporation") will be held at the offices of Bennett Jones LLP, One First Canadian Place, Suite 3400, Toronto, Ontario at 10:00 a.m. (Toronto time), on June 9, 2022 for the following purposes, the particulars of which are set forth in the management information circular dated May 4, 2022 ("Circular"):

1.	to receive the audited annual financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon;

2.	to elect the directors of the Corporation to hold office until the close of the next annual meeting of the Shareholders of the Corporation or until their successors shall be appointed or elected;

3.	to re-appoint auditors and to authorize the directors to fix the auditors' remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A copy of the audited annual financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon, also accompany this notice of the Meeting. The directors of the Corporation have fixed the close of business on May 9, 2022 as the record date (the "Record Date") for the determination of Shareholders of the Corporation entitled to receive notice of, and to vote at, the Meeting. Only Shareholders whose names have been entered in the Corporation's register of Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote at, the Meeting.

Registered Shareholders may attend the Meeting in person or may be represented by proxy. If you are a registered Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by dating, signing and returning the accompanying form of proxy to Computershare Investor Services Inc., the transfer agent of the Corporation. To be valid, completed proxy forms must be dated, completed, signed and deposited with the Corporation's transfer agent, Computershare Investor Services: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to 1-866-249-7775 (within Canada & the United States) and 416-263-9524 (Internationally); or (iv) by telephone at 1-866-732-8683 (within Canada & the United States) and 312-588-4290 (Internationally). You may also vote through the internet and if you do vote through the internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Eastern Daylight time) on the second to last business day preceding the day of the Meeting or any adjournment thereof. If you are unable to attend the Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such Shareholder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned. The chair of the Meeting shall have the discretion to waive or extend the proxy deadline without notice.

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If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary. For information with respect to Shareholders who own their Common Shares through an intermediary, see "General Proxy Information – Non-Registered Shareholders" in this Circular.

The Circular, this Notice, a Form of Proxy, audited annual financial statements of the Corporation for the year ended December 31, 2021, together with the report of the auditor thereon and the Management Discussion and Analysis related to such financial statements will be available on SEDAR at www.sedar.com.

DATED at Toronto, Ontario as of the 4th day of May, 2022.

By Order of the Board of Directors

/s/ PAUL GODFREY
Paul Godfrey
Interim Chief Executive Officer

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BRAGG GAMING GROUP INC.
MANAGEMENT INFORMATION CIRCULAR

May 4, 2022

INDEX

GENERAL PROXY INFORMATION		2

1.	Solicitation of Proxies	2
2.	COVID-19 Measures	2
3.	Appointment and Revocation of Proxies	3
4.	Exercise of Discretion by Proxies	3
5.	Signing of Proxy	4
6.	Non-Registered Shareholders	4
7.	Quorum	5

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF		5

1.	Description of Share Capital	5
2.	Record Date	5
3.	Ownership of Securities of the Corporation	6

BUSINESS OF THE MEETING		6

1.	Financial Statements	6
2.	Election of Directors	6
3.	Re-Appointment of Auditor	11

OTHER BUSINESS		11

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		11

EXECUTIVE COMPENSATION		12

Management Contracts		23

EQUITY COMPENSATION PLAN INFORMATION		23

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS		24

CORPORATE GOVERNANCE DISCLOSURE		24

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		26

ADDITIONAL INFORMATION		26

APPROVAL		27

Schedule "A" CORPORATE GOVERNANCE DISCLOSURE		A-1

Schedule "B" Board Mandate		B-1

BRAGG GAMING GROUP INC.
MANAGEMENT INFORMATION CIRCULAR

May 4, 2022

GENERAL PROXY INFORMATION

1.            Solicitation of Proxies

This management information circular ("Circular") is furnished in connection with the solicitation of proxies by the management and the directors of Bragg Gaming Group Inc. (the "Corporation" or "Bragg") for use at the annual meeting (the "Meeting") of the shareholders of the Corporation ("Shareholders") to be held at the offices of Bennett Jones LLP, One First Canadian Place, Suite 3400, Toronto, Ontario at 10:00 a.m. (Toronto time), on June 9, 2022 and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Corporation. Directors, officers and employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares ("Common Shares") of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending forms of proxy and this management information circular to beneficial owners of Common Shares and obtaining proxies therefrom. The cost of any such solicitation will be borne by the Corporation.

No person is authorized to give any information or to make any representation other than those contained herein and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this management information circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

A registered shareholder of the Corporation may vote in person at the Meeting or may appoint another person to represent such shareholder as proxy and to vote the Common Shares of such shareholder at the Meeting. Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. For information with respect to Shareholders who own their Common Shares beneficially through an intermediary, see "Non-Registered Shareholders" below.

2.            COVID-19 Measures

The Corporation is carefully monitoring the public health impact of the coronavirus (COVID-19) on a daily basis, and may decide to forego the physical Meeting in favor of a virtual-only Meeting or some other alternative depending on the situation. While we understand this could disrupt the travel plans of those who plan to attend, our first priority is the health and safety of our communities, shareholders, employees and other stakeholders. In the event we decide to hold a virtual Meeting or some other alternative, shareholders will be notified and provided with additional details as soon as possible pursuant to a press release, a notice on the Corporation's website and/or additional proxy materials filed on SEDAR.

As at the date of this Circular, management strongly encourages all Shareholders who are eligible to vote at the meeting to vote by proxy and is discouraging in-person attendance at the Meeting. Under no circumstances should Shareholders attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if they or someone with whom they have been in close contact has travelled to/from outside of Canada within the 14 days prior to the Meeting. All Shareholders are strongly encouraged to vote prior to the Meeting by and of the means described in the Circular.

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3.            Appointment and Revocation of Proxies

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of the Corporation. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting, other than the persons designated in the enclosed form of proxy, by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be dated, completed, signed and deposited with the Corporation's transfer agent, Computershare Investor Services Inc.: (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by facsimile to 1-866-249-7775 (within Canada & the United States) and 416-263-9524 (Internationally); or (iv) by telephone at 1-866-732-8683 (within Canada & the United States) and 312-588-4290 (Internationally), by no later than 10:00 a.m. (Eastern Daylight Time) on the second to last business day preceding the day of the Meeting or any adjournment thereof.

A registered Shareholder of the Corporation who has given a proxy may revoke the proxy at any time prior to its use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered Shareholder is a corporation or other similar entity, by an authorized officer or attorney thereof (i) at the registered office of the Corporation, located at 130 King Street West, Suite 1968, Toronto, Ontario, M5X 1K6, at any time prior to 10:00 a.m. (Toronto Time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, (ii) with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:00 a.m. (Toronto Time) on the second to last business day preceding the day of the Meeting or any adjournment thereof, or (iii) with the chair of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephonic or electronic means, a revocation that complies with clauses (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such registered Shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person.

4.            Exercise of Discretion by Proxies

The Common Shares represented by an appropriate form of proxy will be voted on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions contained on the form of proxy. In the absence of instructions, such Common Shares will be voted in favour of each of the matters referred to in the Notice of Meeting.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Corporation knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Corporation should properly be brought before the Meeting, or any adjournment thereof, the Common Shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy thereon.

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5.            Signing of Proxy

The form of proxy must be signed by the Shareholder or the duly appointed attorney thereof authorized in writing or, if the Shareholder is a corporation or other similar entity, by an authorized officer of such entity. A form of proxy signed by the person acting as attorney of the Shareholder or in some other representative capacity, including an officer of a corporation which is a Shareholder, should indicate the capacity in which such person is signing and the form of proxy should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Corporation. A Shareholder or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

6.            Non-Registered Shareholders

Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. The Common Shares of a non-registered shareholder (a "Non-Registered Shareholder") who beneficially owns Common Shares will generally be registered in the name of either:

(a)	an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the Common Shares (including, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	a clearing agency (such as The Canadian Depository for Securities Limited in Canada or The Depository Trust Company in the United States) or its nominee of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer published by the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy and the applicable financial statements (collectively, the "Meeting Materials") directly to Non-Registered Shareholders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either receive:

(a)	Voting Instruction Form: a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

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(b)	Form of Proxy: a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. at Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those instructions regarding when and where the voting instruction form or the form of proxy is to be delivered.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Common Shares of such Non-Registered Shareholder are held and following the instructions of the Intermediary respecting the revocation of proxies.

7.            Quorum

The quorum for the transaction of business at any meeting of Shareholders is two persons present and holding or representing at least 10% of the outstanding Common Shares. In the event that a quorum is not present within such reasonable time after the time fixed for the holding of the Meeting as the persons present and entitled to vote at the Meeting may determine, such persons may adjourn the Meeting to a fixed time and place.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

1.            Description of Share Capital

The Corporation is authorized to issue an unlimited number of Common Shares of which 20,053,579 Common Shares were outstanding as of the close of business on May 9, 2022.

The holders of the Common Shares are entitled to one vote for each Common Share held on all ballots taken at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote.

2.            Record Date

The directors of the Corporation have fixed May 9, 2022 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting. Holders of record of Common Shares at the close of business on May 9, 2022 will be entitled to vote at the Meeting and at all adjournments thereof.

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3.            Ownership of Securities of the Corporation

As at May 9, 2022, and to the knowledge of the directors and officers of the Corporation, no person, firm or corporation beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attaching to any class of voting securities of the Corporation, except for the following:

Shareholder Name	Number of Common Shares Beneficially Owned or Over which Control is Exercised	Percentage of Class on a Non-diluted Basis
K.A.V.O. Holdings Limited	4,900,000	24.4%

BUSINESS OF THE MEETING

1.            Financial Statements

The audited financial statements of the Corporation for the year ended December 31, 2021 together with the report of the auditor thereon have been mailed to the Shareholders who requested to receive them. The financial statements are also available on SEDAR at www.sedar.com. The financial statements of the Corporation for the year ended December 31, 2021 and the report of the auditor thereon will be placed before the Meeting.

2.            Election of Directors

In accordance with the articles of incorporation of the Corporation (the "Articles"), by-laws of the Corporation, and the policies of the Toronto Stock Exchange (the “TSX”), the board of directors of the Corporation (the "Board"), must be comprised of a minimum of three directors and a maximum of ten directors. At the Meeting, it is proposed that the directors whose names are set forth below be elected to the Board. Each director elected will hold office until the close of the first annual meeting of the Shareholders following their election, unless their office is earlier vacated in accordance with the by-laws of the Corporation.

The Corporation has adopted a majority voting policy (the “Majority Voting Policy”) as required by the rules of the TSX. Pursuant to such policy, each of the management’s nominees for election to the Board at the Meeting has agreed, and all future nominees will be required to agree, to abide by it. The Majority Voting Policy states that if in an uncontested election a director nominee has more votes withheld than are voted in favour of them, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will be required forthwith to submit their resignation to the Board, effective upon acceptance by the Board.

The Board (or a designated committee thereof) will consider the resignation and, except in special circumstances that would warrant the continued service of the director on the Board, the Board will be expected to accept the resignation. The Board will make its decision and announce it in a news release (a copy of which shall also be provided to the TSX) within 90 days after the shareholder meeting at which the candidacy of the director was considered. If the Board does not accept the resignation of the director, the news release will fully state the reasons for that decision.

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The following table sets forth certain information regarding the nominees, their position with the Corporation, their principal occupation during the last five years, the dates upon which the nominees became directors of the Corporation and the number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as at May 9, 2022:

Name and Residence	Office	Principal Occupation During Last Five Years	Date Became Director	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Paul Godfrey Toronto, ON, CA	Interim Chief Executive Officer ("Interim CEO"), Chair of the Board Chair of Nomination and Governance Committee	Executive Chair of the Board of Directors of Postmedia Network Canada Corp. ("Postmedia") Member of the Board of Cargojet Inc.	January 12, 2021	49,587
Paul Pathak Toronto, ON, CA	Deputy Chair of the Board Chair of Audit Committee Member of Compensation Committee	Securities and investment industry lawyer, partner at Chitiz Pathak LLP Served as a director of Gamesys Plc formerly JPJ Group Plc, the Intertain Group Limited, and Wayland Group Corp.	March 15, 2019	33,264
Rob Godfrey Toronto, ON, CA	Director Chair of Compensation Committee Member of Compliance Committee	President of Brown Lab Industries Inc. Chairman of the Board of Kings Entertainment Group Inc. Portfolio companies: Qwatro USA and UrbanDog Holdings Active in Brown Lab's real estate activities Chief Executive Officer ("CEO") of Vector Health Laboratories	June 27, 2019	20,661
Matevž Mazij Ljubljana, Slovenia	Vice-Chair of the Board	Founder and Managing Director of Oryx Gaming International LLC ("Oryx")	January 20, 2021	4,900,000

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Name and Residence	Office	Principal Occupation During Last Five Years	Date Became Director	Number of Common Shares Beneficially Owned or Over which Control is Exercised(1)
Holly Gagnon Phoenix, AZ, USA	Director Chair of Compliance Committee Member of Nomination and Governance Committee Member of Audit Committee Member of Compensation Committee

Co-CEO and Chair at Artemis Strategic Investment Corporation

Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas

President of HGC Hospitality Gaming Consulting

Senior strategic advisor for Spectrum Gaming Group

			May 11, 2021	nil
Cristina Romero Madrid, Spain	Director Member of Audit Committee Member of Nomination and Governance Committee Member of Compliance Committee	Partner at LOYRA Member of NOVOMATIC advisory board Adjunct faculty at the IE Business School of Madrid	TBD	nil

Note:

(1) Undiluted

The directors of the Corporation have four committees being the audit committee (the "Audit Committee"), the compensation committee ("Compensation Committee"), the nomination and governance committee ("Nomination and Governance Committee"), and the compliance committee (the "Compliance Committee"). Following the Meeting, it is expected that the Audit Committee will consist of three directors, being Paul Pathak (chair), Cristina Romero, and Holly Gagnon; the Compensation Committee will consist of three directors, being Rob Godfrey (chair), Paul Pathak, and Holly Gagnon; the Nomination and Governance Committee will consist of three directors, being Paul Godfrey (chair), Holly Gagnon, and Cristina Romero; and the Compliance Committee will consist of three directors, being Holly Gagnon (chair), Rob Godfrey, and Cristina Romero.

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Background of Directors

Paul Godfrey – Interim CEO, Chair of the Board and Director

Paul Godfrey most recently served as the Executive Chair of the board of directors of Postmedia. Prior to this, he served as Executive Chair and CEO of Postmedia, President and CEO of Postmedia, President and CEO of National Post Inc., President and CEO of the Toronto Blue Jays Baseball Club and spent 16 years with Sun Media Corporation, eventually taking the role of President and CEO. Mr. Godfrey has a proud record of public service including a record four terms (11 years) as the Chair of the Municipality of Metropolitan Toronto. He served as the Chair of the Ontario Lottery and Gaming Corporation from 2010 until 2013. He also serves on the board of Cargojet Inc. and serves as Vice Chair of Baycrest Centre for Geriatric Care.

Matevž Mazij – Vice-Chair of the Board and Director

Matevž Mazij is the founder and Managing Director of Oryx. Mr. Mazij established Oryx in 2013 after 8 years as international business development, sales, marketing and IT professional with different online and land-based gaming companies, building business relationships throughout Asia, Europe, Central America and North America. Mr. Mazij has led Oryx from start up to global leader in turnkey gaming solutions.

Paul Pathak – Deputy Chair of the Board and Director

Paul Pathak is an established securities and investment industry lawyer, and partner at Chitiz Pathak LLP, practicing primarily in the areas of corporate, securities, mergers, acquisitions and commercial law. Mr. Pathak acts for issuers in a broad range of securities transactions, including Initial Public Offerings ("IPO"), reverse takeovers, establishment of capital pool companies, going-private transactions and other financing structures. Mr. Pathak has served on the boards on several other public and private companies.

Rob Godfrey – Director

Rob Godfrey is the President of Brown Lab Industries Inc. Mr. R. Godfrey also serves as CEO of Vector Health Laboratories. Mr. R. Godfrey oversees two portfolio companies: Qwatro USA (specialty chemicals) and UrbanDog Holdings (pet services). In addition, Mr. R. Godfrey is active in Brown Lab's real estate activities including the management of commercial and industrial properties in Ajax, Etobicoke and Toronto. Previous work experience includes Senior Vice President of the Toronto Blue Jays Baseball Club, President of the Toronto Phantoms Arena Football Team and Associate at TD Securities. Mr. R. Godfrey holds a BA from the University of Western Ontario, and a JD/MBA from Pepperdine University in California. Mr. R. Godfrey serves as Chairman of the Board of Kings Entertainment Group Inc.

Holly Gagnon – Director

Holly Gagnon is an experienced gaming industry CEO with over 29 years' in the industry. Ms. Gagnon is Co-CEO and Chair at Artemis Strategic Investment Corporation. Ms. Gagnon serves as a board member of GameWorks, Inc., and is a trustee for the Conference Board and a founding board member of Global Gaming Women. She is a Distinguished Fellow for the International Gaming Institute at the University of Nevada, Las Vegas. She also holds the role of President of HGC Hospitality Gaming Consulting and is a senior strategic advisor for Spectrum Gaming Group. Ms. Gagnon holds a Bachelor of Science in Accounting from Bentley University in Massachusetts and an MBA from Chaminade University of Honolulu.

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Cristina Romero – Director

Cristina Romero graduated in Law and Business Management from the Carlos III University in Madrid and went off to London to work as a mergers and acquisitions analyst for Credit Suisse. Ms. Romero then joined Clifford Chance to work in their finance and capital markets department. Ms. Romero is currently a partner at LOYRA, a global law firm that has been advising clients in the gambling and betting space around the globe for 40 years. She oversees LOYRA's international department and specializes in regulations and compliance as well as cross border transactions, having participated and coordinated high profile mergers and acquisitions. Ms. Romero has also taken on strategic work for several of her clients including joining the NOVOMATIC advisory board in Spain and LATAM for several years. She is a member of IAGA and adjunct faculty at the IE Business School of Madrid LLM program since 2012. Ms. Romero has been ranked "Band 1" in the Chambers and Partners Global Directory 2021 for her expertise in handling a wide range of gaming and gambling matters with a particular focus on Latin America. She is alumni of the W50 program at UCLA and regularly participates in industry publications and conferences. Ms. Romero speaks Spanish, English, German, French, and Portuguese.

Shareholder Nominees

Pursuant to Section 93 of the Corporation's By-Law No. 1, nominations by Shareholders for the election of directors at the Meeting (other than nominations by shareholders pursuant to a shareholder proposal or a requisitioned meeting), are to be received by the Corporation by 5:00 p.m. (Toronto time) on May 9, 2022.

Corporate Cease Trade Orders

Except as set out below, none of the nominees for election as a director of the Corporation is, or was within the ten years prior to the date hereof, a director, CEO or CFO of any company that was subject to a cease trade order, an order similar to cease trade order or an order that denied such company access to any exemption under securities legislation that was, in each case, in effect for a period of more than 30 consecutive days and that was issued while that person was acting in such capacity or that was issued after that person ceased to act in such capacity and which resulted from an event that occurred while that person was acting in such capacity:

•	Paul Pathak was formerly a director of Wayland Group Inc. ("Wayland"), a reporting issuer previously listed on the Canadian Securities Exchange. In April 2019, the Ontario Securities Commission issued a failure-to-file cease trade order against Wayland as a result of Wayland's failure to file its audited financial statements for the year ended December 31, 2018. Subsequently, in December 2019, Wayland was granted an order from the Ontario Superior Court of Justice (commercial list) under the Companies' Creditors Arrangement Act.

Personal Bankruptcies

None of the nominees for election as a director of the Corporation is, or was within the ten years prior to the date hereof, a director or executive officer of any company that, while that person was acting in such capacity, or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the nominees for election as a director of the Corporation has within the ten years prior to the date hereof become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

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Penalties or Sanctions

None of the nominees for election as a director of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The persons named in the form of proxy accompanying this management information circular intend to vote FOR the election of the nominees whose names are set forth above, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of directors of the Corporation.

Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year; however, if that should occur for any reason prior to the Meeting or any adjournment thereof, the persons named in the form of proxy accompanying this management information circular have the right to vote for the election of the remaining nominees and may vote for the election of a substitute nominee at their discretion.

3.             Re-Appointment of Auditor

Management recommends the re-appointment of MNP LLP ("MNP") of Toronto, Ontario, as auditor of the Corporation to hold office until the close of the next annual meeting of the Shareholders of the Corporation, or until their successor is otherwise appointed. MNP was first appointed auditor of the Corporation on November 1, 2012.

The persons named in the form of proxy accompanying this management information circular intend to vote FOR the re-appointment of MNP as the auditor of the Corporation until the close of the next annual meeting of the Shareholders of the Corporation or until its successor is appointed and the authorization of the directors of the Corporation to fix the remuneration of MNP, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the appointment of the auditor of the Corporation.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this management information circular to vote the shares represented thereby in accordance with their best judgment on such matter.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than the election of directors and as otherwise set forth herein, management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

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EXECUTIVE COMPENSATION

The purpose of this compensation discussion and analysis is to provide information about the Corporation's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to each of the Interim CEO, the CFO, the most highly compensated executive officer of the Corporation, if any, whose individual total compensation was more than $150,000 for the year ended December 31, 2021 (collectively, the "Named Executive Officers" or "NEOs"). At December 31, 2021, the Named Executive Officers of the Corporation were Paul Godfrey (Chair of the Board and Interim CEO), Ronen Kannor (CFO), Yaniv Spielberg (Chief Strategy Officer ("CSO") and Corporate Secretary), and Peter Lavrič (Chief Technology Officer (“CTO”)). At December 31, 2021, the directors of the Corporation were Paul Godfrey, Paul Pathak, Matevž Mazij, Lara Falzon, Alex Spiro, Holly Gagnon, and Rob Godfrey.

The responsibility for determining the principles for compensation of NEOs (other than the Interim CEO and Chair) and other key employees of the Company rests with the Interim CEO and Chair. Subject to final approval of the Board, the Compensation Committee is responsible for reviewing and recommending to the Board the Interim CEO and Chair’s compensation recommendations. The Compensation Committee considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its responsibilities to review and recommend the compensation policies and practices of the Corporation.

The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short-, medium-, and long-term, thereby enabling the Corporation to retain executives important to the Corporations success. The Corporation has no specific formal objectives, formula, or criteria for determining total compensation, the Compensation Committee, Interim CEO and Chair, as applicable, may consider the following factors, among others: an individual’s performance, tenure and experience, the performance of the Corporation overall, any retention concerns and the individual’s historical compensation, including in comparison to peers in comparable positions. The Compensation Committee, Interim CEO and Chair, as applicable, does not weigh any of these factors more heavily than others and does not use any formula to assess these factors, but rather considers each factor in its judgment and at its discretion.

The Board and the Compensation Committee believe that the Corporation’s compensation policies and practices are appropriate for its industry and stage of business and that such policies and practices do not have associated with them any risks that are reasonably likely to have a material adverse effect on the Corporation or which would encourage a NEO to take any inappropriate or excessive risks. The Compensation Committee will continue to review the Corporation’s compensation policies, including its compensation related risk profile, as necessary, to ensure its compensation policies and practices are not reasonably likely to have a material adverse effect on the Corporation or encourage a NEO to take any inappropriate or excessive risks, and may consider adopting a formal policy in this regard in the future, if necessary.

The Corporation's executive compensation program has three components: (i) base salary; (ii) short-term incentives in the form of bonus compensation; and (iii) long-term compensation to align the executives with the interests of shareholders. In special circumstances the Corporation may other additional compensation and benefits to executives. These components may be summarized as follows:

Base Salary

The base salaries of the NEOs and other key employees are based on competitive salaries for positions of similar responsibilities from the industry knowledge of the Board and management, along with past performance, expertise, and scarcity of the executive or employee's skills. The Corporation does not designate a specific peer group with respect to compensation, but the level of base salary for each NEO is determined by the Corporation.

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Bonus Compensation

NEOs and key employees are eligible for annual awards in the form of cash bonuses. Annual bonuses are meant to reward both individual accomplishments and contributions to corporate performance. Bonuses encourage and reward individual accomplishments and contributions over the financial year toward achievement of corporate goals and objectives.

Long-Term Incentive

The Corporation's omnibus equity incentive plan (the "Incentive Plan") was adopted by the Board to attract, retain, motivate and compensate persons who are integral to the growth and success of the Corporation as it aligns management’s interests with those of shareholders by tying compensation to share price performance and to aid in retention through vesting schedules. When awarding Awards, the Board considers an individual’s performance; level of responsibility and contribution as well as the aggregate number of Awards that would be held by such individual after the award under consideration is made.

Performance Graph

The following chart shows the Shareholder return on the Common Shares for the period from December 27, 2018 to December 31, 2021, together with the cumulative return for the S&P/TSX Composite Index for the same period, based on the closing price on the last trading day of each fiscal year. The chart assumes an initial investment of $100.

The compensation of the Corporation’s NEOs during this period was not directly tied to the price of the Common Shares in relation to any index.

Compensation Governance

The Compensation Committee reviews the adequacy of remuneration for the executive officers by evaluating their performance in light of the Corporation's goals and objectives, the bonus opportunities contained in their employment agreements, and by comparing the performance of the Corporation with other reporting issuers of similar size in the same industry.

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The terms of any proposed compensation for the directors of the Corporation who are not also officers of the Corporation (including any share-based incentive awards to be granted) will be determined by the Compensation Committee.

The Corporation relies on its Compensation Committee, through discussion without any formal objectives, criteria or analysis, to determine the compensation of the Corporation's executive officers. The Compensation Committee has not established formal criteria or goals that are tied to total compensation or any significant element of total compensation. The Compensation Committee is responsible for determining all forms of compensation, including long-term incentives in the form of share-based compensation, to be granted to NEOs and directors, and for reviewing the recommendations respecting compensation of other officers of the Corporation from time to time, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining compensation, the Compensation Committee considers: (i) recruiting and retaining executives critical to the Corporation's success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and Shareholders; and (iv) rewarding performance, both on an individual basis and with respect to the Corporation's operations in general.

Named Executive Officer Compensation

The following table sets forth the compensation paid to the Corporation's NEOs for the three most recently completed financial years.

Summary Compensation Table

Name and position	Period	Salary (C$)	Option- Based Awards (C$)(1)	Non-equity incentive plan compensation (C$)		All Other Compensation (C$)	Total Compensation (C$)
				Annual Incentive Plan (C$)	Long-Term Incentive Plan (C$)
Paul Godfrey Interim CEO and Chair	Year ended December 31, 2021	286,042	1,635,000	nil	nil	nil	1,921,042
	Year ended December 31, 2020	nil	nil	nil	nil	nil	nil
	Year ended December 31, 2019	nil	nil	nil	nil	nil	nil
Ronen Kannor CFO	Year ended December 31, 2021	316,174	215,820	388,032	nil	34,309	954,335
	Year ended December 31, 2020	189,112	932,703	nil	nil	15,129	1,136,944
	Year ended December 31, 2019	nil	nil	nil	nil	nil	nil

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Name and position	Period	Salary (C$)	Option- Based Awards (C$)(1)	Non-equity incentive plan compensation (C$)		All Other Compensation (C$)	Total Compensation (C$)
				Annual Incentive Plan (C$)	Long-Term Incentive Plan (C$)
Yaniv Spielberg CSO and Corporate Secretary	Year ended December 31, 2021	195,833	nil	275,000	nil	15,667	500,900
	Year ended December 31, 2020	180,000	820,000	nil	nil	14,400	1,014,400
	Year ended December 31, 2019	160,000	84,000	nil	nil	nil	244,000
Peter Lavrič CTO	Year ended December 31, 2021	209,729	866,819	222,059	nil	nil	1,298,607
	Year ended December 31, 2020	194,127	nil	nil	nil	nil	194,127
	Year ended December 31, 2019	209,796	130,230	nil	nil	nil	340,026

Note:

(1)	Option-Based Awards in the form of Stock Options are measured at fair-value on the date of grant using the Black-Scholes model. DSUs and RSUs are valued by using the closing share price of the Common Shares on the TSX/TSXV on the date of grant.

The following table sets forth all awards outstanding at the end of the most recently completed financial year for each NEO.

Outstanding Share-Based Awards and Option-Based Awards

Name and position	Number of securities underlying unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised in-the- money (C$)(1)	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested (C$)(2)	Market or payout value of vested share based awards not paid out or distributed (C$)(2)
Paul Godfrey Interim CEO and Chair	nil	n/a	n/a	n/a	46,875	300,938	180,563
Ronen Kannor CFO	70,000	$3.00	May 3, 2025	239,400	nil	n/a	705,558

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Name and position	Number of securities underlying unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised in-the- money (C$)(1)	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested (C$)(2)	Market or payout value of vested share based awards not paid out or distributed (C$)(2)
Yaniv Spielberg CSO and Corporate Secretary	25,000	$5.60	December 26, 2023	20,500	nil	n/a	866,700
Peter Lavrič CTO	20,000	$2.30	December 26, 2023	82,400	20,000	128,400	n/a
	5,000	$2.30	December 19, 2024	20,600

Notes:

(1)	Value per in-the-money options-based award has been determined by taking the difference between the closing share price on December 31, 2021 of $6.42 and the exercise price of the option.

(2)	Market or payout value per share-based award has been determined as the closing share price on December 31, 2021 of $6.42.

The following table provides the aggregate dollar value of outstanding option-based awards, share based awards and non-equity incentive plan compensation for NEOs as at December 31, 2021, which would have been realized had options that vested in the fiscal year ended December 31, 2021 been exercised on the vesting dates thereof.

Incentive Plan Awards - Value Vested or Earned During the Year

Name and position	Option-based Awards – Value vested during the year (C$)	Share-based Awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value earned during the year
Paul Godfrey Interim CEO and Chair	nil	1,280,813	nil
Ronen Kannor CFO	38,652	669,305	nil
Yaniv Spielberg CSO and Corporate Secretary	11,866	453,485	nil
Peter Lavrič CTO	281,436	11,184	nil

Employment, Consulting and Management Agreements with Named Executive Officers

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1.	CFO Agreement

On May 15, 2020, the Corporation entered into an employment agreement with Ronen Kannor as amended in November 2021 (the "CFO Agreement") to act as CFO for an indefinite term, unless terminated by either party with not less than 12-months' notice. Under the terms of the CFO Agreement, Mr. Kannor is entitled to receive £225,000 per annum for his services. Additionally, Mr. Kannor will be entitled to receive up to 100% of his base salary as a bonus payment, subject to achieving certain agreed upon objectives. Such bonus may be satisfied by the granting of share-based awards.

If the Corporation terminates Mr. Kannor's employment without cause, it is obligated to pay Mr. Kannor £225,000 plus an amount in respect of Mr. Kannor's bonus equal to the prorated target amount. In the event of a change of control, and within 12 months of such change, if Mr. Kannor's employment is terminated due to constructive dismissal or dismissal without cause, then Mr. Kannor will be entitled to £225,000 plus any payment in lieu of notice.

2.	CSO Agreement

On December 10, 2019, with effect as of January 1, 2020, and as amended in 2021, the Corporation entered into an employment agreement with Yaniv Spielberg (the "CSO Agreement") to act as CSO for an indefinite term, unless terminated by either party with not less than two weeks' notice. Under the terms of the CSO Agreement, Mr. Spielberg is entitled to receive $275,000 per annum for his services. Additionally, Mr. Spielberg will be entitled to receive up to 100% of his base salary as a bonus payment, subject to achieving certain agreed upon objectives.

If the Corporation terminates Mr. Spielberg's employment without cause, it is obligated to pay Mr. Spielberg his base salary, prorated to three months, plus an amount in respect of Mr. Spielberg's additional entitlement under applicable law, if any.

3.	CTO Agreement

On June 7, 2021, with effect as of July 1, 2021, the Corporation entered into an employment agreement with Peter Lavrič (the "CTO Agreement") to act as CTO for an indefinite term, unless terminated by the Corporation in accordance with Slovenia's Employment Relationships Act, or by Mr. Lavrič with not less than 60 days' notice. Under the terms of the CTO Agreement, Mr. Lavrič is entitled to receive EUR$12,500.00 per month for his services. Additionally, Mr. Lavrič is entitled to a bonus payment amounting to 0.5 % of his base salary for each year of service.

If the Corporation terminates Mr. Lavrič's employment without cause, he is afforded the rights pertaining to employees under the provisions of Slovenia's Employment Relationships Act.

Director Compensation

The following table disclose all compensation securities granted or issued to each non-executive director by the Corporation in the year ended December 31, 2021 for services provided to the Corporation:

Director Summary Compensation Table

Name	Fees earned (C$)	Share-based awards (C$)(1)	Option- based awards (C$)	Non-equity incentive plan compensation (C$)	All other compensation (C$)	Total (C$)
Paul Pathak	112,646	nil	nil	nil	nil	112,646
Lara Falzon	88,748	nil	173,126	nil	nil	261,874

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Name	Fees earned (C$)	Share-based awards (C$)(1)	Option- based awards (C$)	Non-equity incentive plan compensation (C$)	All othr compensation (C$)	Total (C$)
Rob Godfrey	85,749	nil	nil	nil	nil	85,749
Holly Gagnon	68,463	nil	180,755	nil	nil	249,218
Alex Spiro	68,463	nil	361,510	nil	nil	429,973
Matevž Mazij	199,894	nil	75,665	nil	nil	275,559

Note:

(1)	Share-based awards are valued by measuring the volume weighted average trading price of the Common Shares on the TSX/TSXV on the date of grant.

The following table sets forth all awards outstanding at the end of the most recently completed financial year for each non-executive director.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share Based Awards
Name and position	Number of securities underlying unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised in-the- money (C$)(1)	Number of shares or units of shares that have not vested	Market or payout value of share based awards that have not vested (C$)(2)	Market or payout value of vested share based awards not paid out or distributed (C$)(2)
Paul Pathak	25,000	$5.60	March 14, 2024	20,500	nil	n/a	n/a
Lara Falzon	25,000	$15.00	March 1, 2026	nil	nil	n/a	n/a
Rob Godfrey	10,000	$2.30	December 19, 2024	41,200	40,000	n/a	256,800
Holly Gagnon	25,000	$15.00	May 10, 2031	nil	nil	n/a	n/a
Alex Spiro	50,000	$15.00	May 10, 2031	nil	nil	n/a	n/a
Matevž Mazij	25,000	$15.00	November 8, 2031	nil	nil	n/a	n/a

Notes:

(1)	Value per in-the-money options-based award has been determined by taking the difference between the closing share price on December 31, 2021 of $6.42 and the exercise price of the option.

(2)	Market or payout value per share-based award has been determined as the closing share price on December 31, 2021 of $6.42.

The following table provides the aggregate dollar value of outstanding option-based awards, share-based awards and non-equity incentive plan compensation for directors as at December 31, 2021, which would have been realized had options that vested in the fiscal year ended December 31, 2021 been exercised on the vesting dates thereof.

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Incentive Plan Awards - Value Vested or Earned During the Year

Name and position	Option-based Awards – Value vested during the year ($)	Share-based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year
Paul Pathak	nil	1,432	nil
Lara Falzon	80,765	nil	nil
Rob Godfrey	2,945	5,125	nil
Holly Gagnon	74,021	nil	nil
Alex Spiro	148,238	nil	nil
Matevž Mazij	5,886	nil	nil

Stock Option Plans and Other Incentive Plans

Incentive Plan

1.	Purpose

The Board adopted the Incentive Plan to improve the equity incentives available to the Corporation and attract and retain qualified persons to serve on the Board and to service the Corporation. Receiving a portion of their compensation for serving as a director or officer of the Corporation in the form of securities of the Corporation also encourages ownership of the Common Shares by such persons. In addition to streamlining the administration of equity incentives, the purpose of the Incentive Plan is to advance the interests of the Corporation and its affiliates by: (a) attracting, rewarding and retaining highly competent persons as directors, officers, employees and consultants of the Corporation; (b) providing additional incentives to such persons by aligning their interests with those of the Shareholders; and (c) promoting the success of the Corporation's business.

The Board believes that the current number of Common Shares available for issuance under the Incentive Plan is sufficient to meet the above purposes. Currently, the number of Common Shares issuable under the Incentive Plan shall not exceed 39,650,000 less the number of Common Shares issuable on exercise of any award outstanding under the Corporation's previous share compensation arrangements, which represents approximately 20% of the Corporation's issued and outstanding Common Shares.

2.	Administration of the Incentive Plan

The Incentive Plan will be administered by the Board, which may delegate its authority to the Compensation Committee or any other duly authorized committee of the Board and may revoke or amend such delegation. The Incentive Plan shall remain in effect until terminated by the Board.

3.	Eligible Persons

The Incentive Plan authorizes the Board (or a committee of the Board if so authorized by the Board) to grant Awards to "Eligible Participants". Eligible Participants are directors, officers, employees, and consultants of or to the Corporation, or a subsidiary, providing ongoing services to the Corporation and/or its subsidiaries. The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders at any time, under the Incentive Plan and any other security based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares during such period of time.

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4.	Description of Awards

The Incentive Plan provides for the grant of Options, DSUs, restricted share units ("RSUs"), performance share units ("PSUs"), stock appreciation rights ("SARs") and other share-based awards (each an "Award" and collectively, the "Awards"). All Awards are granted by an agreement or other instrument or document evidencing the Award granted under the Incentive Plan (an "Award Agreement"). The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Incentive Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan and the applicable Award Agreement.

(i)	Options.

An Option is a right to purchase a Common Share for a fixed exercise price. Options shall be for a fixed term and exercisable from time to time as determined in the discretion of the Board, provided that no Option shall have a term exceeding ten years. If an Option expires during a blackout period, its term will be extended to the date which is ten business days following the end of such period. Under no circumstances will the Corporation issue options at less than fair market value. Fair market value is defined as the greater of: (a) the volume weighted average trading price of the common shares of the Corporation on the Exchange for the five most recent trading days immediately preceding the grant date; and (b) the closing price of the common shares on the Exchange on the trading day immediately prior to the grant date.

(ii)	Deferred Share Units.

A DSU is an Award denominated in units that provides the holder thereof with a right to receive Common Shares (or cash in lieu) upon settlement of the Award, subject to any such restrictions that the Board or its delegate may impose. Each Award Agreement will provide the extent to which the Eligible Person will have the right to retain DSUs if they cease to be an Eligible Person. Such provisions will be determined in the sole discretion of the Board or its delegate, and need not be uniform among all DSUs issued pursuant to the Incentive Plan.

(iii)	Restricted Share Units

A RSU is a right to receive a Common Share (or cash in lieu) issued from treasury or, at the option of the Corporation, purchased in the market. The RSU does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the Board or its delegate, and which may be forfeited if conditions to vesting are not met. If the holder of Restricted Shares or RSUs ceases to be an Eligible Person for any reason, other than death, disability or retirement, any RSUs held by the participant that have vested before the termination date will be paid to the participant, provided that all unvested RSUs and Restricted Shares held at the termination date shall be immediately cancelled and forfeited on the termination date. Unless otherwise approved by the Board, unvested RSUs previously credited to the participant's account will vest immediately upon the holder's death and will continue to vest in the event that the recipient retires or is disabled, subject to certain adjustments. RSUs that have vested at the termination date will be paid to the participant, or the participant's estate, as applicable.

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(iv)	Performance Share Units

PSUs are awarded based on the attainment of certain target levels of, or a specified increase or decrease (as applicable) in one or more performance goals, which may include performance relative to the Corporation's peers or affiliates. Performance goals may also be based upon the individual recipient as determined by the Board, in its sole discretion.

Unless otherwise determined by the Board or its delegate, unvested PSUs previously credited to the participant's account will be immediately cancelled and forfeited to the Corporation on the termination date in the event that the holder is terminated for any reason other than death, disability or retirement. Unvested PSUs previously credited to the participant's account will vest immediately in the event that the holder dies and will continue to vest if the holder retires or is disabled, subject to certain adjustments. PSUs that have vested at the termination date will be paid to the participant, or the participant's estate, as applicable.

(v)	Stock Appreciation Right

A SAR is stock appreciate right representing the right to receive, subject to restrictions and conditions at the time of grant, a cash payment or Common Shares in lieu of cash having an aggregate value equal to the product of (i) the excess of (A) the Market Value on the exercise date of one Common Share divided by (B) the base price per Common Share specified in the award, multiplied by (ii) the number of Common Shares specified by the SAR, or the portion thereof, that is exercised. The base price per Common Share specified in the Award Agreement shall not be less than the market value on the date of grant.

(vi)	Other Share-Based Awards

The Board or its delegate is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares or factors that may influence the value of the Common Shares.

5.	Change in Control

In the event of a change in control, unless otherwise provided in an Award Agreement, the Board or its delegate shall have the discretion to unilaterally determine that all outstanding Awards shall be cancelled upon a change in control, and that the value of such Awards, as determined by the Board or its delegate, shall be paid out in cash in an amount based on the change in control price within a reasonable time subsequent to the change in control, subject to the approval of the TSX.

Notwithstanding the foregoing, no cancellation, acceleration of vesting, lapsing of restrictions or payment of an Award shall occur with respect to any Award if the Board or its delegate reasonably determines in good faith prior to the occurrence of a change of control that such Award shall be honoured or assumed, or new rights substituted therefor by any successor to the Corporation or an affiliate.

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6.	Assignability

Except as may be permitted by the Board, as specifically provided in an Award Agreement or as otherwise specifically provided by law, no Award or other benefit payable under the Incentive Plan shall be transferred, sold, assigned, pledged or otherwise disposed in any manner other than by will or the law of descent.

7.	Amendment

The Incentive Plan contains a formal amendment procedure. The Board may amend certain terms of the Incentive Plan without requiring the approval of the Shareholders, unless specifically required by the TSX. Amendments not requiring shareholder approval include, without limitation:

•	making any amendments to the general vesting provisions of any Award, including accelerating the expiry date of an Award;

•	making any amendments to the general term of any Award, provided that no Award held by an insider may be extended beyond its original expiry date;

•	making any amendments to add covenants or obligations of the Corporation for the protection of participants;

•	amending provisions relating to the administration of the Incentive Plan;

•	making "housekeeping" amendments, such as those necessary to cure errors or ambiguities contained in the Incentive Plan;

•	effecting amendments necessary to comply with the provisions of applicable laws; or

•	making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Shareholder approval is, however, required to make the following amendments:

•	increasing the number of Common Shares issuable under the Incentive Plan;

•	An increase to the limit on the number of Common Shares issued or issuable under the Incentive Plan to insiders of the Corporation;

•	extending the term of any Award beyond the expiry of the original term of the Award (other than as otherwise permitted hereunder in relation to a blackout period or otherwise);

•	reducing the exercise price of an Option awarded to an insider or cancelling and replacing Options awarded to an insider with Options with a lower exercise price;

•	amending the class of Eligible Persons which would have the potential of broadening or increasing participation in the Incentive Plan by insiders;

•	amending the formal amendment procedures of the Incentive Plan; and

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•	making any amendments to the Incentive Plan required to be approved by the Shareholders under applicable law.

Legacy Option Plan

On September 9, 2013, the Shareholders approved and adopted the Corporation's previous stock option plan ("Legacy Option Plan") for directors, officers, employees and consultants, pursuant to which 20% of the then issued and outstanding Common Shares as of the date of approval were available for purchase upon the exercise of options awarded by the Corporation, including options previously awarded and outstanding under the former stock option plans. The Legacy Option Plan was terminated by the Board on October 29, 2020, and the Corporation no longer issues Options under the Legacy Option Plan, but such termination will not alter the terms or conditions of any options awarded prior to the date of such termination. Any Options outstanding when the Legacy Option Plan was terminated will remain in effect until they are exercised or expire or are otherwise terminated in accordance with the provisions of the Legacy Option Plan. If Options expire or otherwise terminate for any reason without having been exercised, the number of Common Shares in respect of the expired or terminated Options will again be available for the purposes of the Incentive Plan.

For a full description of the terms of the Legacy Option Plan, please see the section entitled "Information Concerning the Company – Description of Capital Structure – BKD Option Plan" in the Corporation's management information circular dated as of September 24, 2018, which is filed under the Corporation's SEDAR profile at www.sedar.com.

Management Contracts

No management functions of the Corporation or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, for the year ended December 31, 2021, information concerning securities authorized for issue under equity compensation plans of the Corporation:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options/DSUs/RSUs(1)	Weighted Average Exercise Price of Outstanding Options (C$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans approved by Securityholders	2,298,247	$8.95	1,472,366
Equity Compensation Plans not approved by Securityholders	nil	nil	nil
Total	2,298,247	$8.95	1,472,366

Note:

(1)	Assumes a nil exercise price of DSUs and RSUs.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As of the date hereof, there is not, nor at any time since the beginning of the most recently completed financial year of the Corporation has there been, any indebtedness of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year, or of any associate of such persons, to or guaranteed or supported by the Corporation or its subsidiaries either pursuant to an employee stock purchase program of the Corporation or otherwise.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. NP 58-201 establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders of the Corporation and contribute to effective and efficient decision making.

Pursuant to NI 58-101, the Corporation is required to disclose its corporate governance practices, as summarized below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

The Corporation’s current governance practices pursuant to National Instrument 58-101 are specifically set out in Schedule "A" to this Circular in the form required by Form 58-101F1.The Corporation values diversity, including, without limitation, diversity of experience, perspective, education, race, gender and national origin as part of its overall business strategy. Schedule "A" also includes the diversity disclosure required pursuant to section 172.1 of the Canada Business Corporations Act (the “CBCA”).

Board of Directors

NP 58-201 suggests that the Board of every listed company should be constituted with a majority of individuals who qualify as "independent" directors, within the meaning set out under NI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of the company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

Of the current directors, Paul Godfrey, Lara Falzon, and Matevž Mazij are executive officers of the Corporation or a material subsidiary, and accordingly are not considered to be "independent". The remaining directors standing for re-election at the Meeting, being Paul Pathak, Rob Godfrey, Holly Gagnon, and Cristina Romero are considered to be independent directors since they are all independent of management and free from any material relationship with the Corporation, therefore the majority of the members of the Board are independent.

The lead independent director ("Lead Director") is Paul Pathak. The mandate of the Lead Director is to assist the Chair in independent leadership for the Board, namely in: discharging its duties, responsibilities and obligations independently of management; providing leadership to foster effectiveness of the Board; and in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded. The Board believes this governance structure promotes balance between the Board's independent authority to oversee the Corporation's business and the Interim CEO and Chair and their management team who manage the business on a day-to-day basis.

24

Board Meetings

The independent directors of the Board did not hold any formal meetings during the most recently completed financial year. Though there were no formal meetings of the independent directors held, the Board believes that it functions independently of management because the independent directors communicated with each other on an informal basis throughout the year. Additionally, the independent directors are encouraged by the non-independent members of the Board to communicate and obtain advice from such advisors and legal counsel as they may deem necessary in order to reach a conclusion with respect to issues brought before the Board. In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with their fiduciary obligations as a director of the Corporation, disclose the nature and extent of their interest to the meeting and abstain from voting on or against the approval of such participation.

The attendance for the current or nominated directors of the Corporation for meetings held from January 1, 2021 to December 31, 2021 is:

Name	Meetings attended	Meetings Eligible
Paul Godfrey	15	15
Paul Pathak	16	16
Matevž Mazij	15	16
Rob Godfrey	16	16
Lara Falzon	12	14
Holly Gagnon	12	12
Alex Spiro	7	12

Other Directorships

No other current or nominated directors are presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, except as described below:

Name	Name of Reporting Issuer	Exchange
Paul Godfrey	Cargojet Inc.	TSX
	Postmedia Network Canada Corp.	TSX
Paul Pathak	Canaccord Genuity G Ventures Corp.	NEO
	PesoRama Inc.	TSXV
	Eddy Smart Home Solutions Ltd.	TSXV
Matevž Mazij	n/a	n/a
Rob Godfrey	Kings Entertainment	CSE
	HEXO	TSX
Lara Falzon	n/a	n/a
Holly Gagnon	Artemis Strategic Investment Corporation	NASDAQ
Alex Spiro	Papaya Growth Opportunity Corp. I	NASDAQ
	Cansortium Inc.	CN
	Jones Soda Co.	OTC
	Captor Capital Corp	CN

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Board Mandate

The Board is responsible for the conduct of the Corporation's affairs generally. The Board is responsible for reviewing and approving the Corporation's operating plans and budgets as presented by management. The Board is responsible for identifying the principal risks of the Corporation's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable. Succession planning, including the recruitment, supervision, compensation and performance assessment of the Corporation's senior management personnel also fall within the ambit of the Board's responsibilities. The Board is responsible for ensuring effective communications by the Corporation with the Shareholders of the Corporation and the public and for ensuring that the Corporation adheres to all regulatory requirements with respect to the timeliness and content of its disclosure. The full text of the Board mandate is available in Schedule "B".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no informed person (as that term is defined in NI 51-102) or any nominee for election as a director, or any associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of the Corporation that has materially affected or is reasonably expected to materially affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found under the Corporation's SEDAR profile at www.sedar.com. Financial information is provided in the comparative financial statements and the management's discussion and analysis of the Corporation for the year ended December 31, 2021. Shareholders may also obtain these documents, without charge, upon request to the Corporation at its offices located at 130 King Street West, Suite 1968, Toronto, Ontario, M5X 1K6.

26

APPROVAL

The contents of this management information circular and the sending thereof to the Shareholders of the Corporation have been approved by the directors of the Corporation.

DATED at Toronto, Ontario as of this 4th day of May, 2022.

By Order of the Board of Directors

/s/ PAUL GODFREY
Paul Godfrey Interim Chief Executive Officer

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Schedule "A"
CORPORATE GOVERNANCE DISCLOSURE

The Corporation seeks to attain high standards of corporate governance. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in National Policy 58-201 (the “Guidelines”). A description of the Corporation's corporate governance practices is set out below in response to the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices and the diversity disclosure requirements under section 172.1 of the CBCA.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chair of the Board and the chair of each Board committee.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board and CEO have developed a written position description for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding

(i)       the role of the board, its committees and its directors, and

(ii)      the nature and operation of the issuer's business.

Prior to official appointment, new directors are provided considerable education and orientation about the Corporation and the gaming industry, as well as the Corporation's internal controls, financial reporting and accounting practices.
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Corporation's business, and to maintain a current understanding of the Company's business, including its operations, internal controls, financial reporting and accounting practices.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices
Ethical Business Conduct

Disclose whether or not the board has adopted a written code for its directors, officers and employees. If the board has adopted a written code:

(i)    disclose how an interested party may obtain a copy of the written code;

(ii)   describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board ensures compliance with its code; and

(iii)  provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code of business conduct and ethics policy for its employees, officers and directors. An interested party may obtain a copy of the written code by submitting a written request to the Corporation.

The Board monitors compliance with the code by requiring all action prohibited by the code to be reported to the Audit Committee, if involving a director or officer, and to the CSO, if involving anyone else.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Describe any steps the board takes to ensure directors exercise of independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with applicable law, when a conflict of interest arises, a director is required to disclose his interest and abstain from voting on the matter. Loans by the Corporation to, or guarantees by the Corporation of obligations of, any director or officer or their family members are expressly prohibited. Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation regards maintaining a culture of ethical business conduct as critically important. The Corporation calls on each director, officer and employee to act with integrity and observe the highest ethical standards of business conduct in his or her dealings with the Company's security holders, customers, suppliers, partners, service providers, competitors, employees and anyone else with whom he or she has contact in the course of performing his or her job.

Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The Nomination and Governance Committee determine the qualifications, qualities, skills and other expertise required to be a director of the Company; and develop, and recommend to the Board for its approval, criteria to be considered in selecting nominees for director. In making recommendations, the Nomination and Governance Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of each existing director, and whether a new nominee can devote sufficient time and resources to their duties, amongst other things.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nomination and Governance Committee is to consist of at least three directors, the majority of whom are independent. To maintain objectivity, the committee may use outside advisors to assist with the execution of selecting new directors.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Nomination and Governance Committee is responsible for finding and nominating qualified candidates to serve as directors of the Corporation.
Compensation
Describe the process by which the board determines the compensation for your company's directors and officers

The Compensation Committee review compensation of directors on a periodic basis.

The Compensation Committee and approves annually the corporate goals and objectives applicable to the compensation of the CEO; evaluate at least annually the CEO's performance in light of those goals and objectives; and determine and approve/make recommendations to the Board with respect to the CEO's compensation level based on this evaluation.

The Compensation Committee also makes recommendations to the Board regarding the compensation of all other executive officers and the directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of at least three directors, all of whom are independent. To maintain objectivity, the committee may use outside advisors to assist with the execution of evaluating and determining appropriate compensation.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

In establishing levels of remuneration and in granting stock options, the Compensation Committee takes into consideration an individual’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices
Other Board Committees
If the board has standing committees other than the audit, compensation, and nominating committees, identify the committees and describe their function.

The Corporation's Compliance Committee consists of at least three directors, all of whom are independent.

The Compliance Committee is appointed by the Board of the Corporation to assist with respect to compliance with the laws and regulations applicable to the Corporation's business, including gaming laws and regulations, and the Corporation's implementation of compliance programs, policies and procedures that are designed to respond to various compliance, legal and regulatory risks facing the Corporation.

The Compliance Committee coordinates with the Audit Committee in monitoring compliance by the Corporation with legal and regulatory requirements.

The Compliance Committee's responsibilities are limited to oversight of the Corporation's non-financial compliance matters, including the Corporation's overall compliance programs, policies and procedures, significant legal or regulatory compliance exposures and material reports to or inquiries from government or regulatory agencies.

Assessments
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that it, its committees, and individual directors are performing effectively.

The Nomination and Governance Committee and the Board as a whole consider the effectiveness of the Board on an ongoing, informal, basis.

The Board, the committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness.

The Board also annually assesses its policies, procedure, guidelines or standard, to ensure that they remain current and relevant.

Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on the board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted term limits or other mechanisms of board renewal, disclose why it has not.

The Corporation has not adopted term limits for the directors on the Board or other mechanisms of board renewal. The business of the Corporation is constantly changing as the gaming industry evolves. Recognizing this, and to ensure optimal governance of the Corporation by the Board, director renewal and replacement is managed in a manner to ensure that the Board can function effectively, while enabling new directors to gain a full understanding of the Corporation’s business.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices
Policies Regarding the Representation of Diversity Groups on the Board
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women, Indigenous peoples, persons with disabilities or members of visible minorities (“Diversity Groups”) for directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation has not adopted a written policy specifically relating to the identification and nomination of members of Diversity Groups for directors. The Board and Nomination and Governance Committee do not currently believe a written policy relating solely to the identification of directors based upon gender or other membership in a Diversity Group is necessary. One of the factors that the Board and Nomination and Governance Committee consider is diversity of backgrounds, including gender diversity. The Board and management of the Corporation are dedicated to fostering the continued development of directors, officers, or employees who are part of a Diversity Group. The Board and management recognize the values of diversity in the workplace and will cooperatively work toward achieving a work environment that reflects the interests of a diverse work force.

Consideration of the Representation of Diversity Groups in the Director Identification and Selection Process
Disclose whether and, if so, how the board or nominating committee considers the level of representation of Diversity Groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of Diversity Groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Board and the Nominating Committee evaluate potential nominees to the Board by reviewing the qualifications of the nominee, irrespective of gender or other membership in a Diversity Group, and determines their appropriateness by taking into consideration the then current Board composition and the anticipated skills required to round out the capabilities of the Board and senior management. The Corporation does not believe that quotas or strict requirements will necessarily result in the identification of the most suitable candidate for the Corporation or the Board. The Board and Nomination and Governance Committee values diversity, including, without limitation, diversity of experience, perspective, education, race, gender and national origin  and is mindful of the benefits of diversity in its leadership positions, but when selecting candidates the Board and Nomination and Governance Committee take into account the competencies, skills, and personal qualities of each candidate.

Form 58-101F1 - Corporate Governance Disclosure or CBCA Diversity Disclosure	The Corporation's Practices
Consideration Given to the Representation of Diversity Groups in Executive Officer or Senior Manager Appointments
Disclose whether and, if so, how the issuer considers the level of representation of Diversity Groups in executive officer or senior management positions when making executive officer and senior management appointments. If the issuer does not consider the level of representation of Diversity Groups in executive officer or senior management positions when making executive officer or senior management appointments, disclose the issuer’s reasons for not doing so.

In nominating candidates to positions as members of the executive and senior management team, the Corporation does not take into account the representation of women or other membership in Diversity Groups in the executive and senior management team. The Corporation’s objective is to identify the person who best possesses the skills required for each executive or senior manager position. However, the Board considers the level of female representation and diversity as one of several factors used in its search for talented executives and Board members.

Issuer’s Targets Regarding the Representation of Diversity Groups on the Board and in Executive Officer Positions
Disclose whether the issuer has adopted a target regarding each Diversity Group on the issuer’s board, executive officer or senior management positions. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not adopted a target regarding each Diversity Group on its Board and in its executive and senior management. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Number of Diversity Group members on the Board and in Executive Officer and Senior Management Positions
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are members of each Diversity Group.

The Board currently has two female directors, representing 28.6% of the seven directors comprising the Board.

No director currently serving on the Board has self-identified as an Indigenous person, person with a disability or member of a visible minority.

Disclose the number and proportion (in percentage terms) of executive officers or senior management of the issuer, including all major subsidiaries of the issuer, who are members of each Diversity Group.

As of the date of the Circular, one woman holds an executive officer or senior management position within    the Company. Lara Falzon was appointed Chief Operating Officer of the Company on January 31, 2022.

Schedule "B"
Board Mandate

BRAGG GAMING GROUP INC.

BOARD CHARTER

1.	PURPOSE AND GOAL OF THE BOARD

The board of directors (the "Board") of Bragg Gaming Group Inc. (the "Company") directly, and through its committees, oversees the management of, and provides stewardship over, the Company's affairs. The Board's primary goal is to act in the best interests of the Company to enhance long-term shareholder value while considering the interests of the Company's various stakeholders, including shareholders, employees, customers, suppliers and the community. The Board is obligated to act honestly and in good faith with a view to the best interests of the Company. The Board is also committed to the principles of good corporate governance and practices set out in National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201").

2.	AUTHORITY

The organization of the Board and its authority are subject to any restrictions, limitations or requirements set out in the Company's constating documents, including its articles and by-laws, as well as any restrictions and limitations or requirements set out under applicable laws, including the Canada Business Corporations Act (the "Act"), applicable securities laws as well as the standards, policies, guidelines, rules and regulations of all exchanges on which the securities of the Company are listed for trading (collectively, the "Applicable Law").

The Board retains authority over the administration of its own affairs, including:

(a)	selecting the Chair of the Board;

(b)	forming Board committees (each a "Committee", and collectively, the "Committees");

(c)	delegating powers to each Committee; and

(d)	developing position descriptions for the Chair of the Board and the chair of each Committee.

The Board will develop and maintain the Company's corporate governance approach, including developing a set of corporate governance principles specific to the Company (the "Governance Principles") to guide the Board, its Committees, the Company's officers, management and employees in completing their duties, responsibilities and obligations in relation to the Company. The Governance Principles will comply with the Act and Applicable Law, and include the best practices contained in NP 58-201 and any other practices approved by the Board.

The Board is responsible for approving the Company's significant operating policies and procedures, including reviewing and approving material changes to existing policies. The Board is also responsible for monitoring Company compliance, including Board compliance with these policies.

3.	ORGANIZATION

The Company's shareholders elect directors annually to the Company's Board. Elections are conducted in accordance with the Act and the Company's constating documents, including its articles and by-laws. The number of directors comprising the Board is determined from time to time by the Company's shareholders or by the Board itself, if permitted, within the minimum and maximum number of directors provided in the articles.

A majority of the directors on the Board must be "independent" in accordance with Applicable Law. Under Applicable Law, in order to be considered "independent", directors shall have no direct or indirect material relationship with the Company. The Board shall establish and maintain procedures and policies to ascertain director independence and address conflict of interest issues.

Every director shall serve until his successor is appointed, unless he or she resigns, fails to meet the qualifications to serve as a director or otherwise ceases to be a director of the Company.

4.	COMMITTEES

In accordance with Section 2(c) and Section 2(d), the Board will establish and delegate some of its responsibilities and powers, permitted under Applicable Law, to its Committees. At a minimum, the Board will establish an Audit Committee, a Compensation Committee, and a Nominating Committee. The Board may form other Committees at its discretion.

(a)	Every Committee must be comprised of a majority of independent directors, with the exception of the Nomination Committee and Compensation Committee, which must be comprised entirely of independent directors.

(b)	Every Committee must create and maintain a Committee charter (the "Charter") outlining its responsibilities, including those responsibilities set out under Applicable Law, to be approved by the Board.

(c)	Every Charter must be disclosed in accordance with Applicable Law, and made publicly available on the Company's website.

5.	RISK MANAGEMENT

The Board is responsible for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks. The Board's responsibility to oversee risk management includes receiving reports from management on the status of risk management activities, reviewing reports on spending in relation to approved budgets and overseeing the financial reporting process of the Company. The Board should review the effectiveness of the Company's system of internal controls, at minimum, on an annual basis.

To ensure clear delineation of roles and responsibilities, the Board will develop management authority guidelines to distinguish between areas of Board authority, including Committee authority, and those delegated to the CEO and other management personnel. These guidelines must set out matters that must be presented to the Board for review. Matters to be presented to the Board for review include any significant acquisitions and capital expenditures, major contracts and marketing initiatives, and significant finance-related issues.

The Board will approve the Company's annual budget and will receive reports from management in respect of the Company's actual results and a comparison of the actual results to the Company's annual budget.

6.	STRATEGIC PLANNING

The Board has primary responsibility for the development and adoption of the strategic direction of the Corporation. The Board is responsible for adopting the Company's strategic planning process (the "Planning Process"). Using the Planning Process, the Board will participate with management in creating the Company's strategic plan (the "Plan"). The Board must approve the Plan before its implementation. The Board will not approve the Plan if the Plan does not:

(a)	recognize, and capitalize or mitigate (as applicable) the opportunities and risks of the Company's business; or

(b)	does not describe how the Company will implement the Plan to achieve the Company's long-term goals.

The Board will seek regular status reports from the Company's management in relation to the Company's performance, as compared to the Plan. The Board reviews with management from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these developments for the strategic direction of the Corporation.

7.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board must adopt a written Code of Ethics and Business Conduct (the "Code") as part of its efforts to promote a culture of integrity and honesty throughout the Company. The Code will apply to the Board itself and the Company's management and employees.

Only the Board may grant any waivers to the Code. If the Board grants a waiver to the Code, the Board will determine if disclosure of the waiver is necessary in accordance with Applicable Law. Contents of such disclosure will be in compliance with NP 58-201, NI 58-101 and other Applicable Law.

On occasion, the Board must review and analyze the conduct of senior management to satisfy itself that these individuals are complying with the Code and are creating a culture of integrity throughout the Company.

8.	MANAGEMENT OVERSIGHT

The Board will oversee Company's management, including:

(a)	appointing and monitoring senior management;

(b)	developing the CEO's position description in accordance with Section 5;

(c)	developing or approving the corporate goals and objectives of the CEO and of other senior management; and

(d)	in conjunction with the Compensation Committee, assessing the performance of the CEO and other senior management, taking into consideration:

(i)	such person's position description;

(ii)	such person's goals and objectives;

(iii)	the Governance Principles, including the individual's adherence to the Governance Principles;

(iv)	the efforts made by such person to promote a culture of integrity at the Company; and

(v)	the Plan.

All management incentive plans tied to the Company's performance must first be approved by the Board.

9.	COMMUNICATIONS AND DISCLOSURE

The Board will oversee the development and adoption of a disclosure policy to promote consistent disclosure practices by the Company in connection with the disclosure of material information about the Company and the Company's communications with external parties, including shareholders, the media and members of the investment community.

Representatives from the Board will be present at all shareholders' meetings to respond to shareholder questions relating to the Board's activities, duties and obligations.

The Board will appoint an independent, non-executive director to be available to shareholders with concerns should shareholder communications with the Board Chair, the CEO, or other executive officers fail to resolve the issue or such contact is inappropriate.

The Board will ensure the Company's financial performance is reported to shareholders, other security holders and regulators on a timely and regular basis in accordance with Applicable Law, and that reasonable steps are taken to ensure timely reporting of events, in accordance with Applicable Law, having a significant and material impact on the Company.

10.	WHISTLEBLOWER POLICY

The Board will, in conjunction with the Audit Committee, establish a whistleblower policy for the Company allowing Company employees, officers, directors and other stakeholders, including the public, to raise, anonymously or not, questions, complaints or concerns about the Company's practices, including fraud, policy violations, any illegal or unethical conduct, and any Company accounting, auditing or internal control matters. The Board will ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

11.	MEETINGS

Meetings of the Board will be called, scheduled and held in accordance with the Company's constating documents, including its articles and by-laws, as well as under Applicable Law.

Quorum for a Board meeting will be as provided in the by-laws of the Company. All directors are expected to attend and be prepared to participate, including reviewing all meeting materials before every Board meeting. The chairman (the "Chair" or "Chairman") of the Board shall chair these meetings, unless the Chairman of the Board is not an independent director, in which case the Lead Director shall chair these meetings.

The Board will provide at least seven days' notice of a meeting, unless all members of the Board consent to another time period or waive notice.

The Chair of the Board will seek input from the directors and Company's management, when setting each Board meeting's agenda.

Any written material to be provided to directors for a Board meeting must be distributed in advance of the meeting to give directors time to review and understand the information. All material provided to directors will be relevant and concise.

The CEO and any other member of senior management may, if invited by the Chair of the Board, attend, give presentations relating to their responsibilities and otherwise participate at Board meetings.

The Company's secretary, or if there is no Company secretary, any Board member attendee nominated by the Chair of the Board, will be the secretary of the meeting.

The Company's secretary will circulate minutes of all Board meetings to the Board and will ensure that all minutes of meetings, or written resolutions in lieu of a meeting, are filed in the Company's minute book.

The independent directors will meet separately after every regularly scheduled Board meeting without non-independent members, and members of management in attendance. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary.

12.	DIRECTOR EDUCATION AND TRAINING

The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Committees, as well as the Company's internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive:

(a)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(b)	continuing education about the Company to maintain a current understanding of the Company's business, including its operations, internal controls, financial reporting and accounting practices.

13.	ASSESSMENTS

The Board, the Committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness. The Board and any Committee will consider this Charter, and any director will consider his or her position description, when performing a self-assessment.

The Board will assess, on at least an annual basis, any policy, procedure, guideline or standard, including this Charter, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

14.	ACCESS TO MANAGEMENT AND OUTSIDE ADVISORS

To fulfill its roles, duties and responsibilities effectively, the Board may contact and have discussions with the Company's external auditors and the Company's officers and employees and request Company information and documentation from these persons.

The Board may, in its sole discretion, retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfil its duties and responsibilities under this Charter. The Board may set the compensation and oversee the work of any outside counsel and other advisors to be paid by the Company.

15.	COMPENSATION

The Board is responsible for reviewing the compensation of members of the Board to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and for reviewing the compensation of members of the senior management team to ensure that they are competitive within the industry and that the form of compensation aligns the interests of each such individual with those of the Corporation.

16.	ACCOUNTABILITIES OF INDIVIDUAL DIRECTORS

The accountabilities set out below are meant to serve as a framework to guide individual directors in their participation on the Board, with a view to enabling the Board to meet its duties and responsibilities.

Principal accountabilities include:

(a)	assuming a stewardship role, overseeing the management of the business and affairs of the Corporation;

(b)	maintaining a clear understanding of the Corporation, including its strategic and financial plans and objectives, emerging trends and issues, significant strategic initiatives and capital allocations and expenditures, risks and management of those risks, internal systems, processes and controls, compliance with applicable laws and regulations, governance, audit and accounting principles and practices;

(c)	preparing for each Board and Committee meeting by reviewing materials that have been provided in a timely manner and requesting, where appropriate, information that will allow the director to properly participate in the Board's deliberations, make informed business judgments, and exercise oversight;

(d)	absent a compelling reason, attending every meeting of the Board and each Committee of which such director is a member, and actively participating in deliberations and decisions. When attendance is not possible a director should become familiar with the matters to be covered at the meeting;

(e)	voting on all decisions of the Board or any Committees of which such director is a member, except when a conflict of interest may exist;

(f)	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Corporation and disclosing details of such conflicting interests should they arise; and

(g)	acting in the highest ethical manner and with integrity in all professional dealings.

17.	NO RIGHTS CREATED

This Charter is a broad policy statement and is attended to be part of the Board's flexible governance framework. While this Charter should comply with all Applicable Law and the Company's constating documents, including articles and by-laws, this Charter does not create any legally binding obligations on the Board, any Committee, any director, or the Company.

18.	MANDATE REVIEW

The Board will annually review and reassess the adequacy of this Board Charter.